

September 21, 2020

Hilton Schlosberg
President & Chief Financial Officer
Monster Beverage Corp.
1 Monster Way
Corona, CA 92879

      Re: Monster Beverage Corp.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 28, 2020
           File No. 001-18761

Dear Mr. Schlosberg:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 48

1.   We refer to your presentation of Gross Sales and note it is not a measure recognized under GAAP. Please help us understand:
   - What Gross Sales represents. For example, tell us if this amount represents: the amount invoiced to your customers, the full retail price of your products, or some other value;
   - How you considered Item 10(e) of Regulation S-K and Regulation G;
   - How you analyze trends in the level of Promotional and Other Allowances, aside from the amount as percentage of gross sales as disclosed in your filing; and
   - How Gross Sales is useful to investors given that gross sales may not be realized in the form of cash receipts due to the allowances given to your bottlers/distributors or retail customers.

     We remind you that the company and its management are responsible for the accuracy

Hilton Schlosberg
Monster Beverage Corp.
September 21, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing